UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sepulveda Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd, Ste 2000

(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

725 S. Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Paul Douglas _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sepulveda Distributors, LLC _____, as

of December 31st _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

PLEASE SEE NOTARY
ATTACHMENT
INT

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF *Riverside* }

Subscribed and sworn to (or affirmed) before me on this ___1___ day of _March_, _2021_

Date   Month   Year

by _Paul Douglas_

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____

Signature of Notary Public



LINDA AVILA LIRA

COMM. #2279529

Notary Public - California

Riverside County

My Comm. Expires Mar. 30, 2023

Seal

Place Notary Seal Above

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Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: *Annual Audited Report Form X-17A-5 part III*

Document Date:_____

Number of Pages:_____

Signer(s) Other Than Named Above:_____

SEPULVEDA DISTRIBUTORS, LLC

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

SEPULVEDA DISTRIBUTORS, LLC

Table of Contents



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017
United States of America

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Sepulveda Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sepulveda Distributors, LLC (the Company) as of December 31, 2020, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 1, 2021

SEPULVEDA DISTRIBUTORS, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	139,997
Prepaid expenses		64,613
Total assets	$	204,610

Liabilities

Accrued expenses	$	45,107
Total liabilities		45,107

Member's Capital

Member's capital		159,503
Total member's capital		159,503
Total liabilities and member's capital	$	204,610

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Operations
For the year ended December 31, 2020

Revenues		
Placement fees from Member	$	9,888,915
Total revenues		9,888,915
Expenses		
Allocated Commissions from Member		9,888,915
Audit and tax services		39,500
Regulatory fees		101,738
Taxes		800
Total expenses		10,030,953
Net loss	$	(142,038)

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2020

Member's capital as of January 1, 2020	$	75,740
Contributions		225,801
Net loss		(142,038)
Member's capital as of December 31, 2020	$	159,503

See accompanying notes to financial statements.

4

SEPULVEDA DISTRIBUTORS, LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash flow from operating activities:		
Net loss	$	(142,038)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(14,713)
Decrease in deposits		13,649
Increase in accrued expenses		7,007
Decrease in due to affiliate		(64,706)
Net cash used in operating activities		(200,801)
Cash flow from financing activities:		
Capital contributions		225,801
Net cash provided by financing activities		225,801
Net increase in cash		25,000
Cash as of January 1, 2020		114,997
Cash as of December 31, 2020	$	139,997

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Sepulveda Distributors, LLC (the "Company") is a Delaware limited liability company formed on November 15, 2012 with the U.S. Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April 29, 2014. The Company is engaged in a single line of business as a securities broker-dealer.

The Company is 100% owned by Crescent Capital Group, L.P. (the "Member"). The Member is registered as an investment adviser under the Advisers Act of 1940 as amended. The Member is 99.8% owned by Crescent Capital Group Holdings, LP, a Delaware limited partnership.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

(b) Cash

The Company maintains its cash in a bank deposit account, which at times may exceed the federally insured limits. No losses have been experienced to date related to such account. The Company monitors the financial condition of the financial institution and does not anticipate any losses due to its exposure.

(c) Deposits

The Company maintains a FINRA Flex-Funding Account. This account is used to pay invoices and fees formerly paid through the Web CRD system and is recorded in Prepaid Expenses on the Statement of Financial Condition.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income Taxes

The Company is a limited liability company with a single owner, and does not record a provision for U.S. federal, U.S. state, or local income taxes because the Member reports the Company's income or loss on its income tax return and consequently, no income tax provision has been made in the financial statements.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company is subject to examination by state tax authorities for returns for the prior four years.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. For the year ended December 31, 2020, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

(f) *Prepaid Expenses*

Prepaid expenses consist of prepaid FINRA registration fees and the Flex-Funding account balance with FINRA.

(g) *Revenue Recognition*

In May 2014, the Financial Accounting Standards Board issued Accounting Standard Update 2014-09 ("ASU 2014-09"), "Revenue from Contracts with Customers (Topic 606)." The guidance in ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 606)." In accordance with ASU 2014-09, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

(3) Related Party Transactions

(a) *Due to Affiliate*

Amount due to affiliate relates to monies owed to the Member for expenses paid on behalf of the Company. The Company had no liability to the Member as of December 31, 2020.

(b) *Expense Sharing Agreement*

The Company and Member entered into an expense sharing agreement on December 26, 2013, which was amended and restated on May 27, 2015 and January 1, 2020, whereas the Member agreed to make available office space, office equipment, administrative support and personnel to the Company. The Member is solely responsible for the payment of any administrative expenses incurred and those administrative expenses are reflected in the Member's consolidated financial statements. The Company maintains a separate schedule of the allocable costs of the services.

(c) *Allocated Commissions from Member*

For the year ended December 31, 2020, the Company recorded commission expenses of $9,888,915 allocated from the Member.

(d) *Placement Agent Agreement*

The Company and Member entered into a placement agent agreement on January 1, 2020, whereas the Company assists the Member, on a best effort basis, with the solicitation of potential investors to purchase fund interests. In return for the services provided by the Company, the Company receives from the Member such fees as are negotiated between the Member and the Company. For the year ended December 31, 2020, the Company recognized $9,888,915 in placement fees from Member.

SEPULVEDA DISTRIBUTORS, LLC
Notes to Financial Statements

(4)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital percentage would exceed 10 to 1). As of December 31, 2020, the Company had net capital of $89,890.

	December 31, 2020
Net capital as a percent of aggregate indebtedness to net capital:	47.54%
Net capital	$ 94,890
Less: required net capital	(5,000)
Excess net capital	$ 89,890

(5)   Subsequent Events

Management has evaluated the activity of the Company through March 1, 2021, the date that the financial statements are available to be issued, and concluded that no further subsequent events have occurred that would require recognition or disclosure, except as disclosed below.

On January 5, 2021, Sun Life Financial Inc. ("Sun Life") completed a 51% majority stake acquisition of the Member. The Member will form part of SLC Management, Sun Life's alternatives asset management business. The transaction has a put / call option that will allow the transfer of remaining interests by the end of 2026. The Member will continue to operate under its current leadership and will retain its individual brand, office locations and clients. This transaction does not impact the Company.

SUPPLEMENTAL SCHEDULES I TO II

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

1. Total ownership equity from Statement of Financial Condition		$ 159,503
2. Deduct ownership equity not allowable for Net Capital		—
3. Total ownership equity qualified for Net Capital		159,503
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits (List)		—
5. Total capital and allowable subordinated liabilities		$ 159,503
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	64,613	
B. Secured demand note delinquency	—	—
C. Commodity futures contracts and spot commodities – proprietary capital charges	—	—
D. Other deductions and/or charges		(64,613)
7. Other additions and/or allowable credits (List)		—
8. Net capital before haircuts on securities positions		94,890
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue Concentration		—
E. Other (List)		—
10. Net Capital		$ 94,890

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3 % of line 19)		$ 3,007
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		89,890
15. Net capital less greater of 10% of line 19 or 120% of line 12		88,890

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		45,107
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts (List)		—
19. Total aggregate indebtedness		$ 45,107
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		47.54%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.0%

There are no material differences between the computation of net capital presented above and the computation of net capital in the company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2020.

SEPULVEDA DISTRIBUTORS, LLC

Supplementary Schedule II

Computation for Determination of Reserve Requirements and Information Relating to

Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

Sepulveda Distributors, LLC (the "Company") does not claim exemption under Rule 15c3-3 and relies on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of Rule 15c3-3.



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017
United States of America

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Member of Sepulveda Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Sepulveda Distributors, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in private placement of securities (excluding oil and gas offerings, and REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2020 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 1, 2021



SEPULVEDA DISTRIBUTORS, LLC

Exemption Report

Sepulveda Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(i) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(ii) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in private placement of securities (excluding oil and gas offerings, and REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

I, Paul Douglas, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance Officer
March 1, 2021

PLEASE SEE NOTARY ATTACHMENT
INT





CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Riverside }

Subscribed and sworn to (or affirmed) before me on this 1 day of March, 2021
Date *Month* *Year*

by Paul Douglas

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ____________________
Signature of Notary Public

LINDA AVILA LIRA
COMM. #2279529
Notary Public - California
Riverside County
My Comm. Expires Mar. 30, 2023
NR01

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Exemption Report.

Document Date: ____________________

Number of Pages: ____________________

Signer(s) Other Than Named Above: ____________________